Exhibit 99.1
PotashCorp confirmed today that its Board of Directors will review the formal offering documents in connection with the unsolicited US$130 per share cash offer commenced by BHP Billiton today.
PotashCorp noted that the offer price of BHP Billiton’s bid remains unchanged from the proposal BHP Billiton made to PotashCorp on August 12, 2010, which was the subject of a press release issued by PotashCorp on August 17, 2010. PotashCorp’s Board will make a recommendation to shareholders regarding the offer, but in the meantime, the PotashCorp Board advises shareholders not to take any action regarding the offer.
Important Information
This statement is neither an offer to purchase nor the solicitation of an offer to sell any securities. PotashCorp will file a solicitation/recommendation statement on Schedule 14D-9 with the Securities and Exchange Commission (the “SEC”) within 10 business days following the commencement of the offer to purchase. Investors and security holders of PotashCorp are urged to read the solicitation/recommendation statement and any other relevant documents filed with the SEC (when available), because they will contain important information.
Investors and security holders may obtain a free copy of the solicitation/recommendation statement and other documents that PotashCorp files with the SEC (when available) through the website maintained by the SEC at www.sec.gov and through the website maintained by PotashCorp at www.potashcorp.com. In addition, the solicitation/recommendation statement and other documents filed by PotashCorp with the SEC (when available) may be obtained from PotashCorp free of charge by directing a request to Potash Corporation of Saskatchewan Inc., 122 — 1st Avenue South, Suite 500, Saskatoon, Saskatchewan, Canada S7K 7G3, (306) 933-8500.